

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2022

Jessica Largent
Chief Financial Officer
Perpetua Resources Corp.
405 S. 8th Street, Ste 201
Boise, Idaho 83702

      Re: Perpetua Resources Corp
           Form 10-K for the Fiscal Year Ended December 31, 2021
           Filed March 18, 2022
           File No. 001-39918

Dear Ms. Largent:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Energy & Transportation